UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MERITAGE HOMES CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

59001A102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Larry W. Seay

Executive Vice President and Chief Financial Officer

Meritage Homes Corporation

17851 North 85th Street, Suite 300

Scottsdale, Arizona  85255

(480) 515-8100

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jeffrey E. Beck

Snell & Wilmer L.L.P.

One Arizona Center

400 East Van Buren Street

Phoenix, Arizona  85004

(602) 382-6000

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$997,500	$31.00

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 665,000 shares of Common Stock, par value $0.01, of Meritage Homes Corporation will be repurchased pursuant to this offer for an aggregate of $997,500 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 5 for fiscal 2007, equals $30.70 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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Item 1.    Summary Term Sheet.

The information set forth under “Summary of Terms” in the Offer to Repurchase, dated October 1, 2007 (the “Offer to Repurchase”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

                (a)           The name of the subject company is Meritage Homes Corporation, a Maryland corporation (the “Company” or “Meritage”). The address of the Company’s principal executive offices is 17851 N. 85th Street Suite 300, Scottsdale, AZ 85255 and its telephone number is (480) 515-8100.

(b)           The class of securities subject to repurchase is the Company’s options to purchase common stock, par value $0.01 per share, which (i) were granted between January 1, 2005 and December 31, 2006 (ii) with an exercise price above $45.00.  As of September 27, 2007, there were 665,000 shares underlying eligible options.  Also as of September 27, 2007, there were 1,652,567 shares underlying other options not eligible for the tender offer and 26,249,296 shares of common stock outstanding (net of 7,891,068 treasury shares).  In addition, the information set forth in the Offer to Repurchase under “Summary of Terms,” Section II.1 (“General Terms; Purpose”), Section II.2 (“Source and Amount of Consideration”) and Section II.11 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)           The information set forth in the Offer to Repurchase under Section II.9 (“Price Range of Common Stock Underlying Eligible Options”) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Persons.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Repurchase under “Schedule A: Information Concerning Our Directors and Executive Officers” is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)           The information set forth under Item 2(b) above and in the Offer to Repurchase under “Summary of Terms,” Section II.1 (“General Terms; Purpose”), Section II.2 (“Source and Amount of Consideration”), Section II.3 (“Procedures for Electing to Tender Eligible Options; Acceptance for Repurchase”), Section II.4 (“Withdrawal Rights”), Section II.5 (“Instructions for Submitting Documents in Connection with Offer”), Section II.6 (“Material U.S. Federal Income Tax Consequences”), Section II.7 (“Termination; Amendment; Extension of Offer”), Section II.8 (“Conditions for Completion of the Offer”), Section II.11 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) and Section II.12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)           The information set forth in the Offer to Repurchase under Section II.10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and Section II.15 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offer to Repurchase under Section II.10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and Section II.15 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)           The information set forth in the Offer to Repurchase under “Summary of Terms” and Section II.1 (“General Terms; Purpose”) is incorporated herein by reference.

(b)           The information set forth in the Offer to Repurchase under Section II.1 (“General Terms; Purpose”) and Section II.11 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)           The information set forth in the Offer to Repurchase under Section II.15 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)           The information set forth in the Offer to Repurchase under Section II.2 (“Source and Amount of Consideration”) and Section II.13 (“Fees and Expenses”) is incorporated herein by reference.

(b)           Not applicable.

(d)           Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)           The information set forth in the Offer to Repurchase under Section II.10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and under Schedule A: Information Concerning our Directors and Officers is incorporated herein by reference.

(b)           The information set forth in the Offer to Repurchase under Section II.10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and under Schedule B: Securities Transactions by our Directors and Executive Officers is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

Not applicable.

Item 10.  Financial Statements.

(a)           Not applicable.

(b)           Not applicable.

Item 11.  Additional Information.

(a)           The information set forth in the Offer to Repurchase under Section II.10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and Section II.12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)           Not applicable.

Item 12. Exhibits.

(a)(1)       Offer to Repurchase, dated October 1, 2007.

(a)(2)       Form of Introductory Letter and accompanying Letter of Transmittal.

(a)(3)       Form of e-mail to Eligible Optionholders Announcing Offer.

(a)(4)       Form of Election Withdrawal Notice.

(a)(5)       Form of Reminder Notice of Expiration of Offer.

(a)(6)       The Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006 (incorporated herein by reference).

(a)(7)       The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007 (incorporated herein by reference).

(a)(8)       The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2007 (incorporated herein by reference).

(a)(9)       The Company’s current Report on Form 8-K, filed with the Securities and Exchange Commission on August 21, 2007 (incorporated herein by reference).

(a)(10)     The Company’s current Report on Form 8-K, filed with the Securities and Exchange Commission on September 28, 2007 (incorporated herein by reference).

(a)(11)     The Company’s definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Stockholders (incorporated herein by reference).

(a)(12)     A description of the Company’s Common Stock included in the Company’s Registration Statement on Form 8-A filed on July 7, 1988 (incorporated herein by reference).

(b)           Not applicable.

(d)(1)      Amended and Restated Bylaws of Meritage Homes Corporation (incorporated herein by reference) from Exhibit 3.1 of Form 8-K dated August 21, 2007.

(g)                                 Not Applicable.

(h)                                 Not Applicable.

Item 13.                  Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2007

MERITAGE HOMES CORPORATION

By:	/s/ Larry W. Seay
Larry W. Seay
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Repurchase, dated October 1, 2007.

(a)(2)	Form of Introductory Letter and accompanying Letter of Transmittal.

(a)(3)	Form of e-mail to Eligible Option Holders Announcing Offer.

(a)(4)	Form of Election Withdrawal Notice.

(a)(5)	Form of Reminder Notice of Expiration of Offer.

(a)(6)	The Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006 (incorporated herein by reference).

(a)(7)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007 (incorporated herein by reference).

(a)(8)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2007 (incorporated herein by reference).

(a)(9)	The Company’s current Report on Form 8-K, filed with the Securities and Exchange Commission on August 21, 2007 (incorporated herein by reference).

(a)(10)	The Company’s current Report on Form 8-K, filed with the Securities and Exchange Commission on September 28, 2007 (incorporated herein by reference).

(a)(11)	The Company’s definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Stockholders (incorporated herein by reference).

(a)(12)	A description of the Company’s Common Stock included in the Company’s Registration Statement on Form 8-A filed on July 7, 1988.

(d)(1)	Amended and Restated Bylaws of Meritage Homes Corporation (incorporated herein by reference) from Exhibit 3.1 of Form 8-K dated August 21, 2007.

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